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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

OMB APPROVAL
OMB Number:    3235-0145
Expires:  August 31, 1999
Estimated average burden hours per response  14.90

                                    SCHEDULE 13G

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO.      )*

                               CFI PROSERVICES, INC.
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                                  (Name of Issuer)

                        Common Stock, no par value per share
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                           (Title of Class of Securities)

                                     12525N100
                        ---------------------------------
                                   (CUSIP Number)

                                  August 13, 1999
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              (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     / / Rule 13d-1(b)
     /X/ Rule 13d-1(c)
     / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 14 pages

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 CUSIP No.     12525N100
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         1.    Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners II, L.P.
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         2.    Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)

               (b)
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         3.    SEC Use Only
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         4.    Citizenship or Place of Organization        California
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 Number of     5.   Sole Voting Power      0
 Shares        ----------------------------------------------------------------
 Beneficially  6.   Shared Voting Power    289,299 (See Items 4 and 8)
 Owned by      ----------------------------------------------------------------
 Each          7.   Sole Dispositive Power       0
 Reporting     ----------------------------------------------------------------
 Person With:  8.   Shared Dispositive Power     289,299 (See Items 4 and 8)
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         9.    Aggregate Amount Beneficially Owned by Each Reporting Person
               289,299 (See Items 4 and 8)
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        10.    Check if the Aggregate Amount in Row (9) Excludes Certain
               Shares (See Instructions)         (See Item 4)
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        11.    Percent of Class Represented by Amount in Row (9)       5.26%
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        12.    Type of Reporting Person (See Instructions)
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               PN
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                               Page 2 of 14 pages

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 CUSIP No.     12525N100
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         1.    Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only). LLCP California Equity Partners II, L.P.
-------------------------------------------------------------------------------
         2.    Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)

               (b)
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         3.    SEC Use Only
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         4.    Citizenship or Place of Organization     California
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 Number of     5.   Sole Voting Power      0
 Shares        ----------------------------------------------------------------
 Beneficially  6.   Shared Voting Power    289,299 (See Items 4 and 8)
 Owned by      ----------------------------------------------------------------
 Each          7.   Sole Dispositive Power       0
 Reporting     ----------------------------------------------------------------
 Person With:  8.   Shared Dispositive Power     298,299 (See Items 4 and 8)
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         9.    Aggregate Amount Beneficially Owned by Each Reporting Person
               298,299 (See Items 4 and 8)
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        10.    Check if the Aggregate Amount in Row (9) Excludes Certain
               Shares (See Instructions)         (See Item 4)
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        11.    Percent of Class Represented by Amount in Row (9)       5.26%
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        12.    Type of Reporting Person (See Instructions)
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               PN
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                               Page 3 of 14 pages

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 CUSIP No.     12525N100
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         1.    Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners, Inc.
-------------------------------------------------------------------------------
         2.    Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)

               (b)
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         3.    SEC Use Only
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         4.    Citizenship or Place of Organization        California
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 Number of     5.   Sole Voting Power      0
 Shares        ----------------------------------------------------------------
 Beneficially  6.   Shared Voting Power    289,299 (See Items 4 and 8)
 Owned by      ----------------------------------------------------------------
 Each          7.   Sole Dispositive Power       0
 Reporting     ----------------------------------------------------------------
 Person With:  8.   Shared Dispositive Power     289,299 (See Items 4 and 8)
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         9.    Aggregate Amount Beneficially Owned by Each Reporting Person
               289,299 (See Items 4 and 8)
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        10.    Check if the Aggregate Amount in Row (9) Excludes Certain
               Shares (See Instructions)         (See Item 4)
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        11.    Percent of Class Represented by Amount in Row (9)       5.26%
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        12.    Type of Reporting Person (See Instructions)
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               CO
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                               Page 4 of 14 pages

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 CUSIP No.     12525N100
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         1.    Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only). Arthur E. Levine
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         2.    Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)

               (b)
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         3.    SEC Use Only
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         4.    Citizenship or Place of Organization    United States of America
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 Number of     5.   Sole Voting Power      0
 Shares        ----------------------------------------------------------------
 Beneficially  6.   Shared Voting Power    289,299 (See Items 4 and 8)
 Owned by      ----------------------------------------------------------------
 Each          7.   Sole Dispositive Power       0
 Reporting     ----------------------------------------------------------------
 Person With:  8.   Shared Dispositive Power     289,299 (See Items 4 and 8)
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         9.    Aggregate Amount Beneficially Owned by Each Reporting Person
               289,299 (See Items 4 and 8)
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        10.    Check if the Aggregate Amount in Row (9) Excludes Certain
               Shares (See Instructions)         (See Item 4)
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        11.    Percent of Class Represented by Amount in Row (9)       5.26%
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        12.    Type of Reporting Person (See Instructions)
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               IN
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                               Page 5 of 14 pages

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 CUSIP No.     12525N100
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         1.    Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only). Lauren B. Leichtman
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         2.    Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)

               (b)
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         3.    SEC Use Only
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         4.    Citizenship or Place of Organization    United States of America
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 Number of     5.   Sole Voting Power      0
 Shares        ----------------------------------------------------------------
 Beneficially  6.   Shared Voting Power    289,299 (See Items 4 and 8)
 Owned by      ----------------------------------------------------------------
 Each          7.   Sole Dispositive Power       0
 Reporting     ----------------------------------------------------------------
 Person With:  8.   Shared Dispositive Power     289,299 (See Items 4 and 8)
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         9.    Aggregate Amount Beneficially Owned by Each Reporting Person
               289,299 (See Items 4 and 8)
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        10.    Check if the Aggregate Amount in Row (9) Excludes Certain
               Shares (See Instructions)         (See Item 4)
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        11.    Percent of Class Represented by Amount in Row (9)       5.26%
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        12.    Type of Reporting Person (See Instructions)
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               IN
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                               Page 6 of 14 pages

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ITEM 1.
     (a)  Name of Issuer

          CFI Proservices, Inc., an Oregon corporation

     (b)  Address of Issuer's Principal Executive Offices

          400 SW Sixth Avenue
          Suite 200
          Portland, OR  97204

ITEM 2.
     (a)  Name of Person Filing

          This Schedule 13G is being filed by Levine Leichtman Capital Partners II, L.P., a California limited partnership, LLCP California Equity Partners II, L.P., a California limited partnership, Levine Leichtman Capital Partners, Inc., a California corporation, Arthur E. Levine and Lauren B. Leichtman (collectively, the "Filing Persons"), pursuant to a Joint Reporting Agreement dated August 23, 1999, a copy of which is attached as EXHIBIT 2 hereto.

          Mr. Levine is a director, the President and a shareholder of Levine Leichtman Capital Partners, Inc. Ms. Leichtman is a director, the Chief Executive Officer and a shareholder of Levine Leichtman Capital Partners, Inc. Levine Leichtman Capital Partners, Inc. is the sole general partner of LLCP California Equity Partners II, L.P., and LLCP California Equity Partners II, L.P. is the sole general partner of Levine Leichtman Capital Partners II, L.P.

     (b)  Address of Principal Business Office or, if none, Residence

          335 North Maple Drive, Suite 240
          Beverly Hills, CA  90210

     (c)  Citizenship

          The responses of the Filing Persons to Item 4 of the cover pages to this Schedule 13G that relate to the citizenship of such Filing Person are hereby incorporated herein by this reference.

     (d)  Title of Class of Securities

          Common Stock, no par value per share

     (e)  CUSIP Number

          12525N100

                               Page 7 of 14 pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  / /  An investment adviser in accordance with Section
               240.13d-1(b)(1)(ii)(E);

     (f)  / /  An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F);

     (g)  / /  A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G);

     (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  / /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned

          On August 13, 1999, Levine Leichtman Capital Partners II, L.P., a California limited partnership, acquired the right, exercisable at any time, in whole or in part, to acquire an aggregate of 289,299 shares of Common Stock, and, therefore, was deemed to be the beneficial owner of such shares of Common Stock within the meaning of Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Because of the relationships between and among Levine Leichtman Capital Partners II, L.P. and the other Filing Persons, each of the other Filing Persons may also be deemed to be the beneficial owner of all or a portion of such shares of Common Stock. Each of Arthur E. Levine and Lauren B. Leichtman disclaims beneficial ownership of such shares of Common Stock, except to the extent of his or her pecuniary interest therein.

     (b)  Percent of class

          5.26%

                               Page 8 of 14 pages

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     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:

                0

          (ii)  Shared power to vote or to direct the vote:

                The responses of the Filing Persons to Item 6 of the cover pages to this Schedule 13G that relate to the shares of Common Stock over which such Filing Persons have shared voting power are hereby incorporated herein by this reference.

          (iii) Sole power to dispose or to direct the disposition of:

                0

          (iv)  Shared power to dispose or to direct the disposition of:

                The responses of the Filing Persons to Item 8 of the cover pages to this Schedule 13G that relate to the shares of Common Stock over which such Filing Persons have shared dispositive power are hereby incorporated herein by this reference.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          No person, other than the Filing Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are the subject of this Schedule 13G.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          The Filing Persons have filed this Schedule 13G as a group pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act. The identity of each member of the group is set forth in EXHIBIT 1 attached hereto.

          The Filing Persons have entered into a Joint Reporting Agreement dated August 23, 1999, a copy of which is attached as EXHIBIT 2 hereto, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this
          Schedule 13G.


                               Page 9 of 14 pages

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ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 10 of 14 pages

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 23, 1999   LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P., a
                        California limited partnership


                        By: LLCP California Equity Partners II, L.P., a California limited partnership, its General Partner

                             By: Levine Leichtman Capital Partners, Inc., a
                                 California corporation, its General Partner

                                 By:  /s/ Arthur E. Levine
                                      ---------------------------
                                      Arthur E. Levine, President

                        LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a California limited partnership

                             By: Levine Leichtman Capital Partners, Inc., a
                                 California corporation, its General Partner

                                 By:  /s/ Arthur E. Levine
                                      ---------------------------
                                      Arthur E. Levine, President

                        LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

                        By:  /s/ Arthur E. Levine
                             ---------------------------
                             Arthur E. Levine, President

                        /s/ Arthur E. Levine
                        --------------------------------
                        ARTHUR E. LEVINE

                        /s/ Lauren B. Leichtman
                        --------------------------------
                        LAUREN B. LEICHTMAN

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                               Page 11 of 14 pages

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                                   EXHIBIT INDEX


                                                                    Sequentially
Exhibit                                                             Numbered
Number                   Description                                Page
------                   -----------                                ------------
1               Identification of Members of the Group                        13

2               Joint Reporting Agreement dated August 23, 1999               14


                               Page 12 of 14 pages